UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 1 April 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

Market Release: Telecom enters agreement for a conditional sale of its interest in Telecom Cook Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 April 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Market Release 1 April 2014

Telecom enters agreement for a conditional sale of its interest in Telecom Cook Islands

Telecom says it has entered into an agreement for the sale of its 60% interest in Telecom Cook Islands Limited, the incumbent telecommunications provider in the Cook Islands, for approximately NZ$23 million to Digicel. The agreement is subject to a number of conditions and is expected to complete by 31 May 2014.

As announced at its investor strategy day in May 2013, Telecom’s strategic ambition is to become a growing New Zealand company and a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud.

“The sale of Telecom Cook Islands is consistent with this strategy and with our desire to focus principally on our New Zealand operations and on the needs of New Zealand customers,” said Telecom Chief Executive, Simon Moutter.

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For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Corporate Finance +64 (0) 27 227 5890